DAVID M. BOVI, P.A. David M. Bovi Counselor At Law LL.M. Securities Regulation	2855 PGA Blvd.● Suite 150 Palm Beach Gardens, FL 33410
Phone (561) 655-0665 Fax (561) 655-0693	David.Bovi@dmbpa.com

March 11, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: GenFlat Holdings, Inc. Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, GenFlat Holdings, Inc. (the "Company"), we are submitting a draft Registration Statement on Form S-1 (the "Registration Statement") via EDGAR to the Securities and Exchange Commission  for confidential nonpublic review. The Registration Statement submitted herewith relates to a registered offering of the Company's common stock.

The Company undertakes to publicly file the Registration Statement and non-public draft submission at least forty-eight (48) hours prior to the requested effective time and date of the Registration Statement requested by the Company pursuant to Rule 461 under the Securities Act.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to call me at 561-655-0665.

Very truly yours, /s/David M. Bovi David M. Bovi

cc:	GenFlat Holdings, Inc.